June 22, 2009

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford
Mail Stop 3030

Re:	Illinois Tool Works Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Supplemental Correspondence filed May 13, 2009
File 001-04797

Dear Mr. Mumford:

Illinois Tool Works Inc. (“ITW”) hereby submits its response to your comment letter dated June 10, 2009 regarding ITW’s 2008 Form 10-K filed February 27, 2009, and ITW’s Supplemental Correspondence filed May 13, 2009. The full text of each of your comments is set forth below followed by ITW’s response.

Proxy Statement on Schedule 14A filed March 25, 2009

Compensation Discussion and Analysis, page 19

Annual Cash Incentives, page 22

1.

We note your response to prior comment 5. While you have described the procedure for determining personal objectives, your sample disclosure does not explain how the assigned weightings are determined nor do you explain how the CEO or the Compensation Committee determines the amount of any adjustments they make to the self appraisals. Given that you have not explained these elements, it remains unclear how the annual cash incentives were determined. Please tell us how you intend to revise your disclosure to address this comment in future filings.

ITW Response:

For each named executive officer other than the CEO, the O factor objectives and assigned weightings for each objective are determined by the individual executive and the CEO through collaborative discussion. The O factor objectives and weightings for the CEO are determined by the CEO and the Compensation Committee through collaborative discussion. At the end of the year, after each named executive officer submits his or her written self-appraisal and overall score of achievement, any adjustments to the self-determined scores are made through additional collaborative discussions between the CEO and each of the other named executive officers and between the Compensation Committee and the CEO, as applicable. The collaborative processes both at the beginning and the end of the year are based on the judgment of the parties involved as to the level of completion of the objectives, relative weightings and quality of the work performed, and to the discretion of the CEO (in the case of other named executive officers) and the Compensation Committee (in the case of the CEO) in these matters. We will clarify this process in our future disclosure.

Long-Term Incentives, page 25

2.

In your response to comment 6 you describe, in general terms, how determination of equity awards for 2009 is subject to the “discretion of the compensation committee.” It is unclear how significant the “performance goals” will be in determining equity awards as compared to the committee’s discretion. If ultimately, the decision is a subjective one, rather than one based on performance metrics, your disclosure should say that clearly without implying objective factors are used. If these awards are calculated based on objective factors, your disclosure should describe these factors in detail. For example, you should identify the performance metrics and disclose how equity awards are calculated to reflect such performance and where equity awards differ significantly among executives, provide appropriate analysis of individual awards. Please tell us how your future disclosure will reflect these concerns and explain what performance metrics you will use.

ITW’s Response:

Our response to comment 6, explaining that the determination of equity awards is subject to the discretion of the Compensation Committee, relates to the 2008 grants. As we mentioned in our response, performance metrics such as “revenue and income growth” and “metrics under [our executive’s] control” relate to the 2009 grants that for the first time introduce performance goals into the equity grants. Our future disclosure will clarify that the overall amount of long-term incentive awards is a discretionary determination, while the performance goals, introduced in 2009, apply only to that portion of the equity award that is performance based and to the BGIP (defined below) awards. The following discussion explains our long-term incentives in order to illustrate this clarification, repeating some, but not all of the disclosure from the proxy statement.

The amount of the overall annual equity awards in 2009, like those in 2008, was subject to the discretion of the Compensation Committee. The CEO recommends award amounts for the named executive officers other than the CEO. These recommendations are based primarily on the executive’s position (including his or her level of responsibility and experience), and the historical grants made to executives in similar positions. The executive’s overall performance for the year in question and a comparison of the executive’s total compensation to the peer group’s median compensation are factors that could cause the amount to be adjusted higher or lower (in the discretion of the CEO in making the recommendation and/or the Compensation Committee in approving the award), although no specific target or prescribed values are established in relation to the peer company data. Each executive’s level of prior equity awards is also considered. The recommendations of the CEO are subject to approval by the Compensation Committee in its discretion. Applying the same considerations, the Compensation Committee recommends to the independent directors for approval the amount of the overall award to be granted to the CEO.

In its 2008 compensation review (completed in 2009), the Compensation Committee focused on our long-term incentive program with the objective of ensuring that our structure is both performance based and market competitive. This resulted in the annual equity award for 2009 being split into two award types, and the creation of a new program, the Business Growth Incentive Plan (the “BGIP”), a mid-term incentive program.

The Compensation Committee recognized that options are subject to extreme fluctuations in value. It also determined that ITW was one of the few companies that granted only one type of equity award. Based on these considerations and the extreme business conditions prevailing in the later part of 2008 and early 2009, the Compensation Committee determined that for 2009, one-third of the overall annual equity awards for the named executive officers would consist of performance-based, or qualifying, restricted stock units (“QRSUs”), while two-thirds of the awards would remain in the form of options. Further, the value of the 2009 grants, rather than the number of shares (which can fluctuate widely in value), was the basis for determining the overall award amounts.

The BGIP was created to incentivize our line executives to focus on a time horizon longer than one year using metrics under their control. For 2009, the first awards under the BGIP were in the form of QRSUs. The executives’ position and salary on grant date determined the amount of the BGIP awards to executives. The total compensation of our executives, viewed generally by position, relative to that of the peer group’s median, and the mix of compensation components of our executives relative to the peer group were also considerations in setting the percentage of base pay used for determining the target award. Based on these considerations, the Compensation Committee set the BGIP awards in 2009 as follows: 100% of base pay for the CEO; 75% of base pay for other elected officers, and 40% of base pay for group presidents. These QRSU awards are similar to the QRSUs granted as a portion of the annual equity awards. Both are performance based and contain similar terms.

The chart on page 27 of the proxy statement shows the amount of options and QRSUs granted under the 2009 annual equity awards and the QRSUs granted under the BGIP. In 2008, the entire amount of annual equity awards consisted of stock options that did not contain performance-based requirements.

As disclosed in the proxy statement on page 27, all QRSUs granted for 2009 (the QRSU portion of the annual equity awards and the BGIP awards) have three-year cliff vesting requirements and performance goals set at the beginning of the performance period. The performance metrics for the 2009 QRSUs, also disclosed on page 27, are based on corporate income performance for 2009 at the threshold level for an award under ITW’s annual incentive plan (80% of ITW’s planned 2009 income from continuing operations based on the annual plan approved by the Board of Directors). If either the three-year vesting requirement or income level at 80% of plan for 2009 is not reached, the award will be forfeited. Due to the inability to reasonably set income performance goals in the extremely difficult business conditions present at the time of grant, the measure of income performance was limited to 2009 rather than for the three-year term of the QRSUs.

The differences in the award amounts among the named executive officers is primarily a function of the executive’s position, level of experience and level of responsibility of each executive.

Our future disclosure will clarify the 2009 long-term incentive awards, as described above.

* * * * *

In connection with our responses above, we acknowledge that:

•	ITW is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
•	ITW may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or would like to discuss our responses to your comments, please contact the undersigned via telephone at (847) 657-4206 or via e-mail at jwooten@itw.com.

Very truly yours,

/s/ James H. Wooten, Jr.

James H. Wooten, Jr.

Senior Vice President, General Counsel & Corporate Secretary

Illinois Tool Works Inc.

3600 West Lake Avenue

Glenview, IL 60026-1215

jwooten@itw.com